August 1, 2008
VIA EDGAR
Pamela Howell
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genesco Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 2, 2008
File No. 001-03083
Dear Ms. Howell:
On behalf of Genesco Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated July 18, 2008, regarding certain executive compensation disclosures in the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on May 8, 2008. To facilitate your review, we have included in this letter the captions and comment from your letter and have provided our response immediately following the comment.
Schedule 14A, Filed May 8, 2008
Compensation, Discussion and Analysis, page 16:
1.	We note your response to our letter dated July 7, 2008, we, however, reissue the comment. In future filings, clearly disclose those strategic objectives for each named executive officer. In addition, to the extent that these strategic objectives are targets, please disclose the specific quantitative performance targets used to determine incentive amounts in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses reasonable risk of competitive harm.

Pamela Howell
August 1, 2008

Response:
The Company confirms that it will disclose individual strategic objectives used to determine the individual component of the Company’ Management Incentive Compensation Plan (“MICP”) in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. For the reasons described below, however, the Company does not believe that the compensation to be earned based upon any one of the individual strategic objectives, or the individual strategic objectives of any named executive officer in the aggregate, is material to an understanding of total compensation paid to its named executive officers for Fiscal 2008. Accordingly, and in place of disclosure of individual performance measures, the Company proposes to provide a discussion of the general nature of the strategic objectives for each applicable named executive officer.
Background
In future filings, the Company intends to revise its disclosure regarding the MICP to clarify how the award components relate and how the award calculations are made. Awards under the MICP have an operating results component and a component related to the individual executive’s performance. For presidents of the Company’s operating divisions, the operating results component is based two-thirds on changes in Economic Value Added (EVA) for their respective business units and one-third on EVA changes for the entire Company. For the other executive officers the operating results component of their award is based 100% on Company EVA changes. The MICP also has an individual component that incorporates strategic objectives for the individual executive that are agreed upon during the first quarter of the fiscal year between the executive and the executive’s supervisor. The executive’s achievement of these individual strategic objectives is generally not considered unless some portion of the operating results component is earned, although the plan authorizes the compensation committee to consider exceptions for extraordinary strategic successes upon the recommendation of the chief executive officer. No exceptions of this nature were made for Fiscal 2008, and no exceptions of this nature have been made for any named executive officer since the current MICP structure was implemented more than a decade ago. Additionally, if some portion of the operating results component is earned, then the executive’s performance with respect to strategic objectives can be used only to reduce an award and never to enhance an award. The award that would have otherwise been received is reduced by a percentage calculated as (100 — strategic objectives score) * 0.25. An officer is credited with achieving the maximum score (100%) for purposes of this calculation as long as the officer’s strategic objectives score is 95% or greater, and therefore awards are reduced only if the officer does not achieve a score of 95%.
For example, in Fiscal 2008, Jonathan D. Caplan was the only named executive officer to have earned some portion of the operating results component of his MICP award, and therefore he was the only named executive officer for whom individual strategic objectives were considered in determining award payout. Mr. Caplan received a strategic objectives score of 96%, and therefore his award was not reduced. In the unlikely event that Mr. Caplan had not achieved any of his individual strategic objectives, his award would have been reduced by 25%, or $81,604, to $244,813 which would have decreased his total compensation to $972,747 from $1,054,351 (a reduction of less than 8%).

Pamela Howell
August 1, 2008

Each named executive officer typically has numerous individual strategic objectives covering their various areas of responsibility. The broad areas of responsibility for each named executive officer are typically weighted to reflect their relative importance. For example, Mr. Caplan had individual strategic objectives relating to Johnston & Murphy Brand & Wholesale (30%), Johnston & Murphy Retail & Direct (40%), Licensed Brands & International (20%) and Organizational & Corporation Goals (10%). Across these four areas, Mr. Caplan had a total of 20 goals. Like Mr. Caplan, the other named executive officers had multiple areas of responsibility and numerous strategic objectives for each area.
No Impact in Fiscal 2008 or Historically, No Potential Material Impact
In Fiscal 2008, none of the named executive officers’ awards were impacted by the individual component of the MICP and only Mr. Caplan’s performance score for his individual strategic objectives was even considered in making his award, since he was the only named executive officer entitled to a payout under the MICP for the year based on operating results. In fact, since the Company’s non-equity incentive compensation plan has been structured in this manner, no named executive officer has had his award modified as a result of his performance of his individual strategic objectives, and the individual component of the plan has had no impact on the awards that have been made. As noted above, in the highly improbable event that Mr. Caplan had received no credit at all for achievement of strategic objectives, his total compensation would not have been materially reduced. With typically 20 or more goals each, the failure by any named executive officer to achieve any individual objective would have had a negligible effect, if any, on his compensation. Therefore, the individual strategic objectives are not material to an understanding of the compensation paid to the named executive officers for the fiscal year in question and are not necessary for an understanding of the Company’s compensation policies and decisions.
In Fiscal 2007, four of the named executive officers received non-equity incentive compensation awards. The awards were between 17.5% and 32.4% of the named executive officers’ total compensation. As set forth above, the maximum potential impact of an individual’s strategic objectives on an award would have been a 25% reduction in an award. If this maximum reduction would have been made to the four named executive officers’ awards, the reduction would have decreased the four named executive officers’ total compensation by between 4.4% and 8.1%. This is a small percentage of total compensation and, given that each of the Company’s named executive officers typically has 20 or more individual objectives for each year, a single, individual strategic objective will almost always have a potential maximum impact of less than one percent of such officer’s total compensation in a given fiscal year. Therefore, even if MICP awards had been paid in Fiscal 2008 at the historical Fiscal 2007 levels, the individual strategic objectives would not have been material to an understanding of the total compensation paid to the named executive officers for the fiscal year in question and are not necessary for an understanding of the Company’s compensation policies and decisions. If, however, because of the weighting of one or more individual goals or other factors, a single objective or group of related objectives were potentially material to a named executive officer’s compensation, the Company would disclose it unless its omission would be appropriate under Instruction 4 to Item 402(b).

Pamela Howell
August 1, 2008

Specific Goals are Individually Not Material and Would Not Assist Investors
As discussed above, the strategic objectives are not individually material to an understanding of the Company’s MICP awards because none of them (of which there are 100 or more for the named executive officers in a typical year) has the potential to affect more than a very small portion of the non-equity incentive compensation of any named executive officer. Furthermore, many of these strategic objectives relate to individual business unit initiatives or programs which investors would have no or very limited ability to evaluate from the perspective of degree of difficulty in achievement. These objectives tend to be on a level that is too detailed to be very meaningful to those without expertise in that area or to individuals external to the Company. For that same reason, details about specific goals would be of interest primarily to competitors in those lines of business.
Conclusion
The Company respectfully agrees to disclose individual strategic objectives used to determine the individual component of the MICP awards in future proxy statements if such measures are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such measures would result in competitive harm to the Company. In instances where the Company believes these measures are immaterial, as is the case in the Fiscal 2008 plan, the Company respectfully submits that it will omit such disclosure and instead provide a discussion of the general nature of the strategic objectives for the applicable named executive officers.
In connection with responding to your comment, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the Company’s response to your comment letter, please do not hesitate to contact me at (615) 367-8444.

Sincerely,
/s/ Roger G. Sisson
Roger G. Sisson
Senior Vice President, Secretary and General Counsel

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